

July 17, 2015

Via E-mail
Mrs. Laura Jacobi
First Senior Vice President, Chief Financial Officer
      and Chief Accounting Officer
Lake Sunapee Bank Group
9 Main Street, P.O. Box 9
Newport, New Hampshire 03773

    **Re: Lake Sunapee Bank Group
        Form 10-K for the fiscal year ended December 31, 2014
        Filed March 16, 2015
        File No. 000-17859**

Dear Mrs. Jacobi:

    We have reviewed your June 23, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please response to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Loans receivable, page F-22

1. We note your response to comment 5. In order to more fully understand your accounting for the credit impaired loans acquired through your mergers with Central Financial Corporation

and The Nashua Bank and noting your accounting policy disclosures on page F-10 related to acquired loans, please provide us with the following:

- the contractually required payments receivable, cash flows expected to be collected, and fair value at the date of each of these mergers, (i.e., for The Nashua Bank as of December 21, 2012 and for Central Financial Corporation as of October 25, 2013);

- a detailed explanation of how you calculated the contractually required payments receivable, cash flows expected to be collected and the fair value of these purchased credit impaired loans at acquisition and in subsequent periods;

- an explanation of how you determined that the contractually required payments receivable and cash flows expected to be collected represented the fair value of the purchased credit impaired loans considering the definition of a credit impaired loan in ASC 310-30, which states these loans represent loans with evidence of deterioration of credit quality since origination for which it is probable, at acquisition, that the *investor will be unable to collect all contractually required payments receivable*; and

- a discussion addressing how you determined that revising the expected cash flows was appropriate and how you determined materiality, including a qualitative and quantitative analysis, a discussion of the methodology both before and after the revision, and reference of the authoritative literature relied upon both before and after the revision to support your accounting.

2. We note your response to comment 6. For the periods ending March 31, 2015, December 31, 2014, 2013 and 2012, please provide us with the following as it relates to the credit impaired loans acquired through mergers with Central Financial Corporation and The Nashua Bank:

- the outstanding balance (see paragraph 310-30-50-3) and related carrying amount at the beginning and end of each period presented; and

- the amount of accretable yield at the beginning and end of the period, reconciled for additions, accretion, disposals of loans, and reclassifications to or from nonaccretable difference during each period.

You may contact Benjamin Phippen at (202) 551-3697 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief